SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cazoo Group LTD
(Name of Issuer)

Class A Ordinary Shares, $0.20 par value
(Title of Class of Securities)

G2007L105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L105	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Greenvale Capital LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 24,163
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,163
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON PN, FI

CUSIP No. G2007L105	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Cazoo Group LTD (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive offices are located at 40 Churchway, London, NW1 1LW, United Kingdom.

Item 2(a).	NAME OF PERSON FILING

This filing is made by Greenvale Capital LLP, an English limited liability partnership ("Greenvale"), with respect to the Shares (as defined in Item 2(d) below) held by certain funds and accounts to which it serves as the investment manager.

Bruce Emery, a citizen of the United Kingdom and the United States, indirectly controls Greenvale.

Greenvale is sometimes referred to as the "Reporting Person."

The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

3rd Floor, 1 Vere Street, London W1G 0DF, United Kingdom.

Item 2(c).	CITIZENSHIP

Greenvale is an English limited liability partnership.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A Ordinary Shares, $0.20 par value (the "Shares").

Item 2(e).	CUSIP NUMBER

G2007L105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

CUSIP No. G2007L105	13G/A	Page 4 of 6 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Greenvale is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page of the Reporting Person and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 4,891,002 Class A Ordinary Shares outstanding as of December 21, 2023, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on December 21, 2023.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP No. G2007L105	13G/A	Page 5 of 6 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

The Reporting Persons hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory scheme applicable to Greenvale is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. The Reporting Person also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. G2007L105	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2024

GREENVALE CAPITAL LLP

/s/ Andrew Wall
Name: Andrew Wall
Title: Chief Operating Officer